Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Unless the context otherwise requires, all references in this section to the “Company,” “long,” “Elong Power,” “we,” “us,” or “our” refer to Elong Power Holding Limited,

The following discussion and analysis of our financial condition and result of operations for the six months ended June 30, 2025, should be read together with our unaudited condensed consolidated financial statements and related notes. The following discussion contains “forward-looking statements “ that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Please see the information set forth and incorporated by reference in the Company’s Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on September 22, 2025 under, “Cautionary Note Regarding Forward-Looking Statements” and under Item 3.D.“Risk Factors.”

Overview

Business Combination

Elong is an exempted company with limited liability incorporated under the laws of the Cayman Islands. We carry out our business in China primarily through our PRC Entities. See “— Corporate History and Structure.” Through our operating subsidiaries, we are committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. We have a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system (“BMS”) development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. We offer advanced energy applications and full lifecycle services. Our product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

On November 21, 2024 (the “Closing Date”), Elong, TMT Acquisition Corp, a Cayman Islands exempted company and formerly a publicly-traded special purpose acquisition company (“TMT”), and ELong Power Inc., a Cayman Islands exempted company and formerly a wholly-owned subsidiary of Elong (“Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated February 29, 2024 (the “Business Combination Agreement”). The Business Combination was accomplished by way of the following transaction steps:

●	At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.0001 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than TMT Excluded Shares and TMT Dissenting Shares (as each is defined below)) converted into one Class A ordinary share of Elong, par value $0.00001 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above.

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●	Prior to the Closing, Elong effectuated a share surrender (with an effect identical to that of a reverse share split) of the Elong Class A Ordinary Shares and Class B ordinary shares of Elong, par value $0.00001 per share (“Elong Class B Ordinary Shares” and collectively with the Elong Class A Ordinary Shares the “Elong Ordinary Shares”), such that, immediately thereafter, Elong had 45,000,000 Elong Ordinary Shares, consisting of 39,222,563 Elong Class A Ordinary Shares and 5,777,437 Elong Class B ordinary share of Elong, par value $0.00001 per share (“Elong Class B Ordinary Share”), issued and outstanding. All of the Elong Class B Ordinary Shares are held by Gracedan Co., Limited (the “Supporting Shareholder”). Because each Elong Class B Ordinary Share entitles the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong, the Supporting Shareholder holds a majority of the total voting power of Elong following the Closing, as described herein.

●

Concurrently with the Closing, Elong consummated the PIPE Financing (as defined below), pursuant to a subscription agreement entered into by Elong and an accredited investor (the “PIPE Investor”) prior to the Closing, which provided for the purchase by the PIPE Investor of $7,000,000 in Elong Class A Ordinary Shares (the “PIPE Financing”). The PIPE Investor, together with 2TM Holding LP, a Delaware limited partnership and sponsor of TMT (the “Sponsor”), and the representative of the underwriters of TMT’s initial public offering (the “Representative”), also entered into the Amended and Restated Registration Rights Agreement with Elong, pursuant to which the Sponsor, the Representative and the PIPE Investors have customary registration rights, including three sets of demand rights and piggy-back rights, with respect to the shares of Elong Class A Ordinary Shares held by such parties following the consummation of the Business Combination.

●

At the Closing, the Supporting Shareholder deposited 300,000 Elong Class B Ordinary Shares (the “Indemnification Shares”) with Continental as escrow agent (the “Escrow Agent”), which shall be held in escrow as security for the Supporting Shareholder’s indemnification obligations on behalf of Elong and be subject to surrender and forfeiture under the terms of Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent (the “Indemnification Escrow Agreement”).

●	After the Closing, the Supporting Shareholder will be entitled to receive up to 9,000,000 Elong Class A Ordinary Shares (the “Earnout Shares”) solely upon the achievement of certain financial targets during the fiscal years ended December 31, 2024 and 2025 or upon the completion by Elong of certain change in control transactions, in each case in accordance with the terms of the Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent covering the treatment and release of the Earnout Shares (the “Earnout Escrow Agreement”).

As a result of the Business Combination, TMT became a wholly owned subsidiary of Elong, the security holders of TMT immediately prior to the Effective Time became security holders of Elong, and Elong became a public company listed on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”).

Recent Developments

On May 18, 2024, a subsidiary of Elong entered into an energy storage equipment sales agreement, which became effective on May 30, 2024, with Nengjian Henan Urban Construction Engineering Co. The contract amount is RMB480,000,000 (USD 67,605,633) including tax. The delivery time for the equipment was initially set for not later than October 31, 2024, contingent upon the timing of the prepayment, which is currently under negotiation with the customer. The customer will pay 30% of the contract price within three months before the shipment of the equipment, 30% of the contract price within seven working days before the shipment of the equipment, and 30% of the contract price within seven working days after the equipment is installed and tested. An amount equal to 10% of the contract price will be reserved for 12 months as a quality guarantee deposit. The sales agreement includes other provisions customary for an agreement of its type. The project delivery was postponed due to the incomplete government approval documents of the customer. According to the latest communication with the customer, the delivery is now expected to be completed in 2026.

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On June 12, 2024, a subsidiary of Elong entered into a battery pack sales agreement with Beijing Xinyuanhengyuan Technology Development Co., Ltd. which took effect on the same day. The contract amount is approximately RMB 80.5 million ($11.3 million) including tax. The Company recognized revenues of $19,229 from the customer for the six months ended June 30, 2025. After the customer confirms the products to be qualified, the customer will proceed with the procurement of the remaining batteries, which may be in multiple orders. The sales agreement includes other provisions customary for an agreement of its type.

Key Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors.

Technology and Product Innovation

Our financial performance is driven by development and sales of products with innovative technology. Our ability to develop innovative technology has been and will continue to be dependent on our dedicated research team. As part of our efforts to develop innovative technology, we plan to continue leveraging our knowledge base in China and to continue expanding our R&D efforts on a global basis. We expect our results of operations will continue to be impacted by our ability to develop new products with improved performance and reduced production cost, as well as the cost of our R&D efforts.

Market Demand

Our revenue and profitability depend substantially on the demand for high power battery and energy storage system, which is driven by the growth of the new energy passenger vehicles, commercial applications, and battery energy storage markets. Many factors contribute to the development of the electric vehicle and battery energy storage sector, including product innovation, general economic and political conditions, environmental concerns, energy demand, government support and economic incentives. According to data from the Ministry of Industry & Information Technology of the People’s Republic of China (https://www.miit.gov.cn/jgsj/zbys/qcgy/art/2025/art_7e1431443b6740dab8df43cfbf5035eb.html), new energy vehicle sales in China were 693.7 million units for the six months ended June 30, 2025, an increase of 40.3%, and the penetration rate of new energy vehicles has reached 44.3%. The popularity of new energy vehicles has been expanded to the second to third tier cities in China, which continues to drive the market demand for the scale of the power battery industry.

Manufacturing Capacity

Our growth depends on being able to meet anticipated demand for our products. In order to do this, we will need to effectively utilize our manufacturing capacity. This will require a corresponding development of our sales and marketing team, an expansion of our customer base and strengthened quality control in a measured manner, based on our ongoing assessment of medium and long-term demand for our solutions.

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Manufacturing Costs

Our profitability may also be affected by our ability to effectively manage our manufacturing costs. Our manufacturing costs are affected by fluctuations in the price of raw materials. If raw material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Our ability to control our raw materials costs is also dependent on our ability to negotiate with our suppliers for a better price and our ability to source raw materials from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our manufacturing costs through economies of scale.

Regulatory Landscape

Elong’s business complies principally with a series of regulations on electric vehicle batteries and new energy industry in PRC. Regulations on electric vehicles and energy storage such as economic incentives to purchasers of electric vehicles, tax credits for electric vehicle manufacturers or developers of renewable energy projects, and economic penalties that may apply to a car manufacturer may benefit our market demand and help to expand the market size for our products. Meanwhile, we operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly with respect to hazardous waste generation and disposal and pollution control such as air emission, wastewater discharge, solid waste and noise. These regulations affect the cost of our products and our gross margins. The requirements of PRC environmental laws and regulations may expose us to possible admonitions, penalties, investigations or inquiries imposed by the environmental regulators, or even result in any possible claims or legal proceedings that would have a material adverse effect on our business, financial condition or results of operations.

Basis of Presentation

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

A subsidiary is an entity in which Elong directly controls 100% of the voting power and (a) has the power to appoint or remove the majority of the members of the board of directors (the “Subsidiary Board”) (b) to cast majority of votes at the meeting of the Subsidiary Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) which is the Chief Executive Officer continues to make decisions with regards to business operations and resource allocation based on evaluation of Elong as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC and all revenue are generated within the PRC, no geographical segments are presented.

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Key Components of Results of Operations

(a) Revenues

Revenue is recognized when or as the control of the goods or services is transferred upon the customer’s acceptance of the products. We generated our revenues from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other such as sales of product waste and scraps.

The Company provides a manufacturer’s standard warranty on all battery packs and battery cells sold, ensuring that the products comply with agreed-upon specifications. The Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31. The Company considers that standard warranty is not providing incremental service to customers rather than assurance to the quality of the battery packs and battery sales, and therefore should be accounted for in accordance with ASC 460, Guarantees.

(b) Cost of revenue

Cost of revenue includes direct parts, material, labor cost, manufacturing overhead (including depreciation of assets associated with the production) and shipping and handling costs charged by suppliers. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are obsolete.

(c) Cost of revenue-idle capacity

Idle capacity consists of indirect production costs in excess of charges under normal capacity allocated to the Company’s produced semi-finished goods and finished goods. Production costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance. The Company charges allocated production costs to its semi-finished and finished goods based on normal capacity on a monthly basis, which is lower than its actual costs incurred. Production costs in excess of production allocations are expensed and recorded in cost of revenue-idle capacity.

(d) Selling, general and administrative expenses

Selling expenses consist primarily of employee compensation, and transportation cost as incurred.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses and professional fees related to the purpose of Business Combination.

(e) Research and development expenses

All costs associated with research and development (“R&D”) is expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses.

(f) Other income (expenses)

Other income (expenses) mainly consists of non-operational activities such as income from loan forgiven, loss of disposal of property, plant, and equipment and inventory and litigation charges and debt forgiveness.

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(g) Impairment of Property, plant and equipment

Property, plant and equipment, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made.

Results of Operations

The following table sets forth, for the periods indicated, statements of loss data:

	For the Six Months Ended June 30,		Change
	2025	2024	%
Revenues	$214,039	$365,975	(42)%
Cost of revenues	(214,897)	(821,023)	(74)%
Cost of revenues - idle capacity	(594,185)	(1,249,041)	(52)%
Gross loss	(595,043)	(1,704,089)	(65)%
Selling expenses	(22,061)	(63,541)	(65)%
Reversal for warranty liability	153,845	-	N/A
General and administrative expenses	(1,779,543)	(1,495,843)	19%
Provision for doubtful accounts and credit losses	(23,132)	(141,639)	(84)%
Research and development expenses	(17,719)	(56,904)	(69)%
Total operating expense	(1,688,610)	(1,757,927)	(4)%
Operating loss	(2,283,653)	(3,462,016)	(34)%
Interest income	47	2,245	(98)%
Interest expense	(203,675)	(158,066)	29%
Foreign currency exchange (loss) gains	(52,445)	9,731	(639)%
Other expenses	(115,751)	(177,277)	(35)%
Loss before income taxes	(2,655,477)	(3,785,383)	(30)%
Income tax expense	-	-	N/A
Net loss	$(2,655,477)	$(3,785,383)	(30)%

Non-GAAP Financial Measures

We use adjusted gross profit and adjusted gross margin evaluating our operating results and for financial and operational decision-making purposes. Adjusted gross profit represents gross loss excluding idle capacity. We define adjusted gross margin as adjusted gross profit excluding idle capacity as a percentage of revenue.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted gross profit and adjusted gross margin help identify underlying trends in our business that could otherwise be distorted by the effect of certain idle capacity that are included in gross loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted gross profit and adjusted gross margin provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted gross profit and adjusted gross margin should not be considered in isolation. Investors are encouraged to compare our historical adjusted gross profit and adjusted gross margin to the most directly comparable GAAP measure. Adjusted gross profit and adjusted gross margin presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

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The table below sets forth a reconciliation of our gross loss to adjusted gross (loss) profit and adjusted gross margin for the years indicated:

	For the Six Months Ended June 30,		Change
	2025	2024	%
Gross Loss	$(595,043)	$(1,704,089)	65%
Idle Capacity	(594,185)	(1,249,041)	52%
Adjusted Gross (Excluding Idle Capacity)	(858)	(455,048)	99.8%
Adjusted Gross Margin (Excluding Idle Capacity)	(0.4)%	(124)%	123.6%

Results of Operations – Six months ended June 30, 2025 Compared to Six months June 30, 2024

Revenues

We generated revenue of $214,039 for the six months ended June 30, 2025, representing a decrease of $151,936, or 42%, compared to $365,975 in the same period of 2024. The significant decline was primarily attributable to an 98% decrease in sales volume of battery spare parts and others. Several factors contributed to this decline: (i) The management paid more attention on the sales of battery packs/battery cells during the six months ended June 30, 2025; (ii) management devoted significant time and resources to the execution of the reverse merger transactions during the period, which temporarily constrained our sales and marketing activities.

The following table summarizes the breakdown of revenues by categories in US dollars:

	For the Six months ended June 30,
	2025		2024		Change	Change
	Amount	%	Amount	%	Amount	%
Battery packs/battery cells	$209,409	98%	$89,058	24%	$120,351	135%
Battery spare parts and others	4,630	2%	276,917	76%	(272,287)	(98)%
Total consolidated revenue	$214,039	100%	$365,975	100%	$(151,936)	(42)%

Cost of Revenues

	For the six months ended June 30,		Change
	2025	2024	Amount	%
Cost of revenues	$214,897	$821,023	$(606,126)	(74)%
as a percentage of revenues	100%	224%		(124)%

Cost of revenues was $214,897 for the six months ended June 30, 2025, compared to $821,023 for the same period of 2024, a decrease of $606,126 or 74%, primarily aligned with the revenue decline.

The costs of revenues didn’t drop in proportion to revenues was caused by 1) deletion of inventory impairment decreased $1,050,392 for the six months ended June 30, 2025, as compared with the same period of 2024; 2) $1,323,065 extra losses related to the sales of defective battery cells during normal production for the six months ended June 30, 2024.

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Cost of Revenues – Idle Capacity

	For the six months ended June 30,		Change
	2025	2024	Amount	%
Cost of Revenues – Idle Capacity	$594,185	$1,249,041	$(654,856)	(52)%
as a percentage of revenues	278%	341%		(63)%

Our cost of revenues-idle capacity for the six months ended June 30, 2025 was $594,185 compared to $1,249,041 in the same period of 2024, a decrease of $654,856 or 52%, as result of the decrease in the depreciation and amortization expense of property, plant and equipment.

Gross Loss and Gross Margin

	For the six months ended June 30,		Change
	2025	2024	Amount	%
Gross Loss	$(595,043)	$(1,704,089)	$1,109,046	(65)%
Gross Margin	(278)%	(466)%		188%
Adjusted Gross Margin (Excluding Idle Capacity)	(0.4)%	(124)%		123.6%

Our gross loss margin, which excluded the idle capacity was 0.4% for the six months ended June 30, 2025 as compared to 124% for the same period of 2024. The significant increase of GP margin was primarily due to 1) total cost in the six months ended June 30, 2025 decreased by approximately 65% comparing with the same period of 2024; 2) During the six months ending June 30, 2025, sales were primarily comprised of battery packs. In contrast, sales during the corresponding period of 2024 were mainly constituted of defective and scrap batteries, spare parts and auxiliary materials, which had the extra losses.

Selling Expenses

	For the six months ended June 30,		Change
	2025	2024	Amount	%
Selling Expenses	$22,061	$63,541	$(41,480)	(65)%
as a percentage of revenues	10%	17%		(7)%

Selling expenses were $22,061 for the six months ended June 30, 2025, compared to $63,541 in same period of 2024 , primarily due to decrease of sales personnel’s salaries and travel expenses.

Warranty Expense

	For the six months ended June 30,		Change
	2025	2024	Amount	%
Reversal for warranty liability	$153,845	$0.0	$153,845	N/A
as a percentage of revenues	72%	0.0%		72%

Reversal for warranty liability were $153,845 for the six months ended June 30, 2025, compared to $nil for the same period of 2024.

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General and Administrative Expenses

	For the six months ended June 30,		Change
	2025	2024	Amount	%
General and Administrative Expenses	$1,779,543	$1,495,843	$283,700	19%
as a percentage of revenues	831%	409%		422%

General and administrative (G&A) expenses were $1,779,543 for the six months ended June 30, 2025, an increase of $283,700 compared to $1,495,843 in the same period of 2024. This was primarily due to an increase of $363,843 in audit and legal service-related expenses, partially offset by a reduction of $80,276 in staff costs.

Provision for doubtful accounts and credit losses

	For the six months ended June 30,		Change
	2025	2024	Amount	%
Provision for credit losses	$23,132	$141,639	$(118,507)	(84)%
as a percentage of revenues	11%	39%		(28)%

Provision for credit losses for the six months ended June 30, 2025 was $23,132, compared to provision for credit loss of $141,639 in the same period of last year.

Research and Development Expenses

	For the six months ended June 30,		Change
	2025	2024	Amount	%
Research and Development Expenses	$17,719	$56,904	$(39,185)	(69)%
as a percentage of revenues	8%	16%		(8)%

Research and development (R&D) expenses were $17,719 for the six months ended June 30, 2025, compared to $56,904 in same period of 2024. The decrease of $39,185 was primarily due to a decrease in depreciation of $25,075 and a decrease in staff remuneration of $12,175.

We will continue to invest in the research and development of high-performance battery technology and seek new innovations to further reduce costs.

The improvement of battery system solutions involves ongoing development of new battery units and modules, and increasing the energy density of existing batteries. The R&D team is committed to integrating new designs technologies, and materials into batteries to further improve performance and reduce costs. Meanwhile, we focus our R&D activities on technology research integration, technology implementation, and technology output that is crucial to help the Company maintain the advancement and forward-looking nature of technologies.

Operating Loss

Total operating loss was $2,283,653 for the six months ended June 30, 2025, compared to $3,462,016 in the same period of last year.

Other Expenses

	For the six months ended June 30,		Change
	2025	2024	Amount	%
Other Expenses	$115,751	$177,277	$(61,526)	(35)%
as a percentage of revenues	54%	48%		6%

In April 2024, a customer of the Company filed a lawsuit against Ganzhou Zhangyang in Gansu Province. As of June 30, 2025, based on the judgment, the Company recorded $115,115 in other expense for the six months ended June 30, 2025.

Net Loss

As a result of the above factors, our net loss was $2,655,477 for the six-month ended June 30, 2025, as compared to $3,785,383 in the same period of last year.

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Liquidity and Capital Resources

In accordance with the ASC 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, (“ASC 205-40”), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

For the six months ended June 30, 2025, the Company incurred net loss of $2.7 million, with operating outflows of $1.6 million and negative working capital of $12.3 million. As of June 30, 2025, the Company working capital deficit of $12.3 million, shareholders’ deficit of $19.4 million and its accumulated deficit was $71.6 million.

As of June 30, 2025, we had current assets of $10.5 million, consisting of $0.1 million in cash and cash equivalents, $0.1 million in restricted cash, $7.0 million in short term investment, $0.1 million in account receivable, net, $1.3 million in inventories, $1.6 million in prepaid expenses other current assets, $0.1 million finance lease right of use assets. Our current liabilities as of June 30, 2025, were $22.8 million, which is comprised of $6.9 million in short-term loans – unrelated parties, $1.9 million in short-term loan-related parties, $0.5 million in current portion of long-term loan payable, $1.1 million in accounts payable, $0.3 million in amounts due to related parties, $4.1 million in contract liabilities, $6.6 million in accrued expenses and other current liabilities, $1.4 million product warranty provision-current. We also had long-term liabilities of $23.8 million, including, $23.2 million in operating lease liability - non-current, $0.1 million in financial lease liabilities-non-current and $0.5 million in product warranty provision -non-current.

The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions, related parties and other unrelated sources. For more information, please see Note 10, Short Term Loans-Unrelated Parties, Note 17, Related Party Balances and Transactions, in the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024.

As of the date of this report, these factors raised substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date that these unaudited condensed consolidated financial statements were issued.

The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

To meet the cash requirements for the next 12 months from the issuance date of this repot, the Company is undertaking a combination of the remediation plans:

● The Company’s shareholder has committed to support the Company’s operation in cash and started to fund the Company for a minimum period of twelve months from the date of this report in terms of improving cash position.

● The Company is going to seek more equity investment in the year of 2025.

As of June 30, 2025, the Company maintained a minimum cash balance on its unaudited condensed consolidated statement of financial position. The Company has conducted an intensive review of its operations and expenditures, including selling and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining its business operations. Given the Company’s existing cash balances and projected cash generated from and used in operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities and respond as necessary to market changes, which may include working capital needs, for at least twelve months from the issuance date of this report.

The Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the unaudited condensed consolidated balance sheet date and the date of unaudited condensed consolidated financial statements for the financial period ended June 30, 2025. Accordingly, the Company’s unaudited condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realized other than in the amounts at which they are currently recorded in the unaudited condensed consolidated balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

Cash Flows Summary

The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities for the periods stated below:

	For the Six Months Ended June 30,
	2025	2024
Net cash used in operating activities	$(1,609,906)	$(1,355,494)
Net cash used in investing activities	(62,254)	(381,096)
Net cash provided by financing activities	1,570,869	2,787,894

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Cash Flows from Operating Activities

Net cash used in operating activities was $1,609,906 for the six months ended June 30, 2025, compared to $1,355,494 net cash used for the six months ended June 30, 2024. The Negative cash flow for the six months ended June 30, 2025 was primarily due to i) net loss of $2,655,477, decrease in inventory of $381,238, increase in accrued expenses and other current liabilities of $156,703, increase in retention receivable of $99,183, partially offset by i) provision of credit losses of $23,132, ii) provision of obsolete inventory of $ 148,912 and deletion of obsolete inventory of $419,712, iii) depreciation and amortization expense of $ 60,221, iv) amortization of operating and finance right-of-use assets of $820,287, v) gain on disposals of property, plant and equipment of $66,138 and gain from debt forgiveness of $7,218, vi）reversal for warranty liability of $153,845, vii) increase in accounts receivable of $276,816.

Net cash used in operating activities was $1,355,494 for the six months ended June 30, 2024. The Negative cash flow for the six months ended June 30, 2024 was primarily due to i) net loss of $3,785,383, decrease in inventory of $2,031,431, decrease in accrued expenses and other current liabilities of $ 283,440, increase in retention receivable of $137,465, partially offset by i) provision of credit losses of $141,639, ii) provision of obsolete inventory of $1,203,131,iii) depreciation and amortization expense of $724,050, iv) amortization of operating and finance right-of-use assets of $786,835,v) loss on disposals of property, plant and equipment of $175,292, vi) decrease in accounts receivable of $268,473.

Cash Flows from Investing Activities

Net cash used in investing activities was $62,254 for the six months ended June 30, 2025, compared to $381,096 for the six months ended June 30, 2024. The negative cash flow from investing activities for the six months ended June 30, 2025 was mainly due to the $62,254 cash used in purchase of property, plant and equipment.

Net cash used in investing activities was $381,096 for the six months ended June 30, 2024. The negative cash flow from investing activities for the six months ended June 30, 2024 was mainly due to the $500,000 cash used in issuance of promissory note receivable and offset by $118,904 of proceeds from sales of property, plant and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1,570,869 for the six months ended June 30, 2025, compared to $2,787,894 net cash provided by financing activities for the six months ended June 30, 2024. The positive cash flow from financing activities for the six months ended June 30, 2025 was mainly the result of $1,280,093 of proceeds from borrowings from related parties, and $322,045 of proceeds from borrowings from third parties, offset by repayment of $31,269 to third party borrowings.

Net cash provided by financing activities was $2,787,894 for the six months ended June 30, 2024. The positive cash flow from financing activities for the six months ended June 30, 2024 was mainly the result of $2,520,467 of proceeds from issuance of note payable, and $935,551 of proceeds from borrowings from third parties, offset by repayment of $275,814 to third party borrowings and $242,552 to loan payable with pledged assets, and increase in deferred offering costs of $149,758.

The majority of the Company’s revenues and expenses were denominated primarily in Renminbi (“RMB”), the currency of the People’s Republic of China. There is no assurance that exchange rates between the RMB and the U.S. Dollar will remain stable.

Commitments And Contingencies

Our future capital requirements will depend on many factors, including, but not limited to funding planned production capacity expansions and for general working capital. If the proceeds from the Business Combination are not sufficient to cover our planned expansions and our general working capital needs, we may need to raise additional capital. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses or technologies. We may need to seek additional equity or debt financing in order to meet these future capital requirements. Debt or preferred stock financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or issue additional preferred stock, and may contain other terms that are not favorable to us or our stockholders. Additional equity financing may result in substantial dilution to our existing stockholders. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, we may have to delay product development and other initiatives and our business, financial condition and results of operations could be adversely affected.

There are no material off-balance sheet arrangements other than those described below.

Capital Commitments

As of June 30, 2025 and December 31, 2024, the Company had no capital commitments.

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Lease liabilities

We lease certain facilities and equipment under non-cancellable lease agreements that expire at various dates through 2041. For additional information, see Note 9, Lease, in the unaudited condensed consolidated financial statements as of June 30, 2025.

Contingencies

(a) Legal proceedings

From time to time, the Company may become involved in litigation, claims, and proceedings. The Company evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated.

For detailed information, see Note 22, Commitments and Contingencies - (i) Litigation, in the notes to the unaudited condensed consolidated financial statements as of June 30, 2025.

Related Party Transactions

For detailed related party transactions incurred during the six months ended June 30, 2025 and 2024, please see Note 17, Related party balances and transactions, in the notes to the unaudited condensed consolidated financial statements as of June 30, 2025.

Off Balance Sheet Arrangements

During the six months ended June 30, 2025 and 2024, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Holding Company Structure

Elong is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds and PRC safety production reserve at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned Company out of China is subject to examination by the banks designated by State Administration for Foreign Exchange (“SAFE”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the six months ended June 30, 2025 was a decrease by 0.1% and it was a increase by 0.1% for the six months ended June 30, 2024. We have been materially affected by inflation in the raw materials in the past, and we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and raw material purchase price may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of short-term investment and inventories, high inflation could significantly reduce the value of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements.

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Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include but not limited to allowance for doubtful accounts, lower of cost and net realizable value of inventory, provision for obsolete inventories, impairment of long-lived assets, provision for warranty liabilities, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Please see Note 2 in the notes to the unaudited consolidated financial statements as of June 30, 2025 and 2024.

Impairment assessments

Impairment assessments consist primarily of property and equipment, purchased software and inventory purchased for operation and right of use assets.

Impairment of the Company’s long-lived assets were assessed using both qualitative and quantitative analysis, or whenever events or circumstances change that indicate the carrying value of such long-lived assets may not be recoverable.

Management has to estimate the useful lives of the Company’s long-lived assets. In regard to the Company’s impairment analysis of long-lived asset, the most significant assumptions include management’s estimate of the annual growth rate used to project future sales and expenses.

Impairment of inventories were assessed using quantitative analysis whenever events or circumstances change that indicate excess or obsolete inventories, or when the carrying value of inventory exceeds the net realizable value.

Management has to estimate the demand for current and future, and the selling cost of the Company’s inventory. The Company analyzes the inventory impairment based on the lower of cost or net realizable value.

Revenues

The Company follows the guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenues are mainly generated from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other, such as sales of product waste and scraps.

Sales of Battery packs and battery cells

The Company generates revenue from sales of battery packs and battery cells through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped.

The Company also identifies only one performance obligation in the contract which is to deliver battery packs and battery cells.

In order for the Company to provide specific battery packs and battery cells explicitly stated in a sales contract or sales orders, the Company requires certain deposits or full amount payment made in advance. Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

The Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Sales of battery spare parts and others

The Company typically enters into formal written contracts for the sale of spare parts, scrap, product waste, etc. which includes the general payment and delivery terms, and specific orders shall be placed to the Company. Under the specific order, full amount prepayment is required, and the Company’s performance obligation is to transfer agreed-upon battery spare parts, scrap and product waste. The revenue is recognized at a point in time upon the customer’s acceptance of battery spare parts or scrap and product waste.

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Product warranty

The Company provides a manufacturer’s standard warranty on battery packs and battery cells products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation.

The Company’s product warranty generally ranges from one to eight years (or 120,000 or 500,000 kilometer if reached sooner). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The management’s best estimates of its product warranty are based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited in the early launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

Lease

The Company follows ASU 2016-02 “Leases” (Topic 842). Please refer to Note 2, Summary of Significant Accounting Policies – (y) Lease, in the notes to the consolidated financial statements as of June 30, 2025.

The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option. The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments exclusive of the value-added tax are recognized on straight-line basis over the lease term. The new standard provides a number of optional practical expedients at transition. The Company elected certain practical expedients that must be elected as a package, which permit the Company to not reassess, under the new standard, prior conclusions about (1) lease identification, (2) lease classification and (3) initial direct costs. Additionally, the Company elected a short-term lease exception policy, which allows entities to not apply the new standard to short-term leases (i.e. leases with terms of 12 months or less) and a hindsight policy, which allows an entity to include current considerations for existing leases when determining initial lease terms. The Company has also elected to account for lease and non-lease components as a single component for all leases, and elected to utilize an IBR (incremental borrowing rate) that is risk free rate plus premium for all leases when calculating the lease liability.

Recent Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2- Significant Accounting Policy-(bb) Recent accounting pronouncements not yet adopted to our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024.

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Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to (1) lack of experienced accounting team and qualified SEC reporting specialist to deal with complex accounting treatments and draft SEC filing document; (2) lack of controls for the IT environment; (3) lack of controls for the inventories in third-party after-sales warehouses.

To remedy identified material weaknesses, starting from August 2023, we have implemented, and plan to continue to implement below measures:

●	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

●	planning to implement an IT security control and database disaster recovery system to serve different accounting functions;

●	establishing accounting record system with access control;

●	managing inventories in third-party after-sales warehouses and maintaining a proper accounting record on a timely basis; and

●	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4. “Information on the Company-Intellectual Property” above.

D. Trend Information

See Item 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements.

Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include but not limited to allowance for doubtful accounts, lower of cost and net realizable value of inventory, provision for obsolete inventories, impairment of long-lived assets, provision for warranty liabilities, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

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Impairment assessments

Impairment assessments consist primarily of property and equipment, purchased software and inventory purchased for operation.

Impairment of the Company’s long-lived assets were assessed using both qualitative and quantitative analysis, or whenever events or circumstances change that indicate the carrying value of such long-lived assets may not be recoverable.

Impairment of inventories were assessed using quantitative analysis whenever events or circumstances change that indicate excess or obsolete inventories, or when the carrying value of inventory exceeds the net realizable value.

Nature of estimated required

Sales of Battery packs and battery cells

The Company generates revenue from sales of battery packs and battery cells through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped.

The Company also identifies only one performance obligation in the contract which is to deliver battery packs and battery cells.

In order for the Company to provide specific battery packs and battery cells explicitly stated in a sales contract or sales orders, the Company requires certain deposits or full amount payment made in advance. Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

The Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

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Sales of battery spare parts and others

The Company typically enters into formal written contracts for the sale of spare parts, scrap, product waste, etc. which includes the general payment and delivery terms, and specific orders shall be placed to the Company. Under the specific order, full amount prepayment is required, and the Company’s performance obligation is to transfer agreed-upon battery spare parts, scrap and product waste. The revenue is recognized at a point in time upon the customer’s acceptance of battery spare parts or scrap and product waste.

Product warranty

The Company provides a manufacturer’s standard warranty on battery packs and battery cells products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation.

The Company’s product warranty generally ranges from one to eight years (or 120,000 or 500,000 kilometer if reached sooner). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The management’s best estimates of its product warranty is based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited early in the launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

Lease

The Company adopted ASU 2016-02 “Leases” (Topic 842) on January 1, 2021, using the modified retrospective approach. This approach allows the Company to initially apply the new accounting standards at the adoption date and recognize a cumulative adjustment to the opening balance of retained earnings in the period of adoption. The prior year comparative information has not been restated and continues to be reported under the accounting standards in effect for that period.

The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option. The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments exclusive of the value-added tax are recognized on straight-line basis over the lease term. The new standard provides a number of optional practical expedients at transition. The Company elected certain practical expedients that must be elected as a package, which permit the Company to not reassess, under the new standard, prior conclusions about (1) lease identification, (2) lease classification and (3) initial direct costs. Additionally, the Company elected a short-term lease exception policy, which allows entities to not apply the new standard to short-term leases (i.e. leases with terms of 12 months or less) and a hindsight policy, which allows an entity to include current considerations for existing leases when determining initial lease terms. The Company has also elected to account for lease and non-lease components as a single component for all leases, and elected to utilize an IBR (incremental borrowing rate) that is risk free rate plus premium for all leases when calculating the lease liability.

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Recent Accounting Pronouncements

For a discussion of our new or recently adopted accounting pronouncements, see Note 2, Summary of Significant Accounting Policies – (h) Accounts receivable, net, to our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and December 31,2024 included in this report.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

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